EXHIBIT 99.4

                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN



1. Name of company

BRIGHT STATION PLC

2. Name of scheme

INVESTMENT SAVINGS PLAN 401(K) FOR US EMPLOYEES

3. Period of return:     From  13/11/2000 to 13/05/2001


4. Number and class of shares(s)
   (amount of stock/debt security)
   not issued under scheme

294,144 ORDINARY SHARES OF ONE PENCE EQUIVALENT TO 73,536 AMERICAN DEPOSITARY SHARES

5. Number of shares issued/allotted
   under scheme during period

NIL

6. Balance under scheme not yet issued/allotted at end of period

294,144 ORDINARY SHARES OF ONE PENCE EQUIVALENT TO 73,536 AMERICAN DEPOSITARY SHARES

7. Number and class of share(s)
   (amount of stock/debt securities)
   originally listed and the date of admission

350,000 ORDINARY SHARES ON 13/05/1998
400,000 ORDINARY SHARES ON 23/10/1998

Please confirm total number of shares in issue at the end of the period in order for us to update our records

173,327,461 ORDINARY SHARES OF ONE PENCE

Contact for queries:

Address: BRIGHT STATION PLC, THE COMMUNICATIONS BUILDING, 48 LEICESTER SQUARE, LONDON WC2H 7DB

Name:    JONATHAN BALL

Telephone:        020 7925 7698